EXHIBIT 99.7
FIRST TRINITY FINANCIAL CORPORATION
Supplemental Financial Information
Years Ended December 31, 2008 and 2007
The following unaudited pro forma information has been prepared to present the results of operations of the Company assuming the acquisition of First Life America Corporation had occurred at the beginning of the years ended December 31, 2008 and 2007. This pro forma information is supplemental and does not necessarily present the operations of the Company that would have occurred had the acquisitions occurred on those dates and may not reflect the operations that will occur in the future:

	Historical	Historical	Pro Forma
2008	FTFC	FLAC	Adjustments	Pro Forma
Revenue	$2,241,408	$4,968,271	$275,867	$7,485,546
Income (loss) before extraordinary items	$(504,852)	$(933,867)	$743,258	$(695,461)
Net income (loss)	$(504,852)	$(933,867)	$743,258	$(695,461)

Net loss per share	$(0.09)			$(0.12)

	Historical	Historical	Pro Forma
2007	FTFC	FLAC	Adjustments	Pro Forma
Revenue	$1,635,956	$5,368,741	$275,867	$7,280,564
Income (loss) before extraordinary items	$(511,407)	$94,489	$518,162	$101,244
Net income (loss)	$(511,407)	$94,489	$518,162	$101,244

Net loss per share	$(0.09)			$0.02
Pro forma adjustments consist of: reduction in revenue due to using cash to pay for the acquisition, increase in revenue due to amortization of current market value adjustments over the life of the investments, reduction in amortization of deferred acquisition cost due to business acquired, amortization of value of business acquired and depreciation expense.